KRAMER LEVIN NAFTALIS & FRANKEL LLP

January 5, 2009

VIA EDGAR
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telular Corporation Preliminary Proxy Statement on Schedule 14A
Filed on January 5, 2008 by Simcoe Partners, L.P., Jeffrey Jacobowitz and Timothy Bernlohr File No. 000-23212
Gentlemen and Ladies:

In connection with the filing by the undersigned of the above-referenced preliminary proxy statement with respect to the Telular Corporation 2009 annual meeting of shareholders with the Securities and Exchange Commission, and the filing of any related amendments and definitive proxy materials, each of the undersigned, as a filing person, acknowledges as follows:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SIMCOE PARTNERS, L.P.
By:  Simcoe Management Company, LLC, its general partner

By:    /s/ Jeffrey Jacobowitz
Manager of Simcoe Management Company, LLC

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

/s/ Timothy Bernlohr
Timothy Bernlohr

cc:           Abbe L. Dienstag, Esq.